

June 7, 2018

Emmanuel Cotrel
Chief Executive Officer
FMC GlobalSat Holdings, Inc.
3301 SE 14th Ave.
Fort Lauderdale, FL 33316

   Re: FMC GlobalSat Holdings, Inc.
     Registration Statement on Form S-1
     Filed May 14, 2018
     File No. 333-224906

Dear Mr. Cotrel:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 14, 2018

Prospectus Cover Page, page i

1. We note that you have not identified an offering price for the securities to be registered. As there is no existing market for your company's shares, please disclose an offering price or provide a bona fide estimate of the range of the maximum offering price. See Item 501(b)(3) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 14

2.   We note your disclosures regarding "a distributor agreement with Kymeta" and the "Kymeta Master Distribution Agreement." We also note your references to the "Kymeta Agreement." Please file an executed version of the Kymeta Master Distribution Agreement as an exhibit to your filing. Please also file the "distributor agreement" and the "Kymeta Agreement" if these are separate and distinct from the Kymeta Master Distribution Agreement.

Business
About the Company, page 18

3.   We note your disclosure that you offer "wireless data plans through cellular carriers." Please provide more explanation regarding this service. We also note your disclosures stating that you "will offer customers services to seamlessly deliver 3G and 4G cellular solutions" which will be delivered on a single platform and that you intend "to offer flexible wireless and satellite data plans..." Please provide more information regarding these data services, the platform through which you intend to offer them, and any agreements with third parties necessary to offer these services. Please clarify whether you actually offer these services at this time as they appear to be aspirational only. If these services are in an early stage of development, please disclose so and discuss your efforts and expected timeline toward launching these services.

Our Solutions, page 22

4.   Please clarify in your "Our Solutions" and "Our Strategy" sections that the technology solutions discussed are not proprietary to FMC and your business is the distribution of Kymeta's products and services.

Selling Stockholders, page 34

5.   Please update your "Shares Beneficially Owned After the Offering" column to reflect the sale of all shares offered in this offering.

Financial Statements for the Fiscal Year Ended December 31, 2017
Note 3 Summary of Significant Accounting Policies
Concentrations of Credit Risk, page F-8

6.   We note that Kymeta appears to be your only supplier of goods and services. Please provide disclosure about concentration of risk in accordance with ASC 275-10-50.

Note 5 – Commitments and Contingencies
Distributor Agreement, page F-14

7.   We note that "The agreement between the Company and Kymeta has an initial a term of five (5) years effective on the date which Kymeta notifies the Company that it has met the performance criteria. These criteria include connectivity, service levels, and data access as set forth in the Distributor Evaluation Order." We also note your statement that "As of December 31, 2017 the performance criteria has not been met." Please disclose what levels of connectivity, service, and data access are necessary in order for you to meet the performance criteria. Disclose how close you are to meeting these performance criteria and when you expect to meet them. Also, clarify and emphasize, if true, that the distribution agreement with Kymeta is not effective as of the date of the filing. Provide this disclosure throughout your filing, including the Prospectus Summary, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Business section.

Item 16. Exhibits and Financial Statement Schedules, page II-3

8.   Your Legal Opinion of Counsel filed as Exhibit No. 5.1 includes the phrase "when issued and sold by the Company in accordance with the terms of the Warrants (as applicable)..." Please revise the opinion to make clear that the opinion also covers those shares to be registered which have already been issued. It appears that at present, the opinion only covers those shares to be issued upon the exercise of the warrants and not those shares that were issued pursuant to the conversion of the promissory note and the shares issued pursuant to the private placement.

General

9.   Please update your filing to include financial statements for the interim period ended March 31, 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Emmanuel Cotrel
FMC GlobalSat Holdings, Inc.
June 7, 2018
Page 4

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications